Mail stop 03-05

      April 13, 2005

Via Fax & U.S. Mail

Mr. Daniel R. Lee
Chairman and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89109

Re:	Pinnacle Entertainment, Inc. (the "Company")
      Form 10-K for the year ended December 31, 2004
      File No. 1-13641
	Filed March 16, 2005

Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Operations, page 50
1. It is not apparent from Management`s Discussion and Analysis of Financial Condition and Results of Operations on page 19 what type of revenue is included in "Other operating income" in the statements of operations. Please tell us what type of revenue is included and revise future discussions to disclose the nature of amounts included in this section of the statement of operations.

Note 8 - Lease Obligations, page 72

2. It is not apparent from your disclosure how you are accounting for the lease agreement related to the 227 acres for the L`Auberge du Lac
Hotel and Casino. It appears you have taken possession of the land related to this property in order to perform construction activities.
Under guidance in paragraph 2 of FASB Technical Bulletin 88-1 (FTB 88-1), the rental period should include the period of time when the lessee takes possession or controls the physical use of the property and lease payments should be expensed straight line over the entire term, including the construction period. Please explain how you have considered guidance in FTB 88-1 in relation to your lease agreements for L`Auberge du Lac, St. Louis County and any other properties that would involve a similar arrangement. For additional guidance, refer to FTB 85-3 and FAS 13.

Schedule II - Valuation and Qualifying Accounts, page 89
3. Please explain the nature of amounts included as asset sale reserves.

Other
4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

      Please file your response to our comments via EDGAR within
15
business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.
You
may contact Tracie Northan at 202-824-5479 or James Campbell at 202-
942-1914 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Michael Fay
Branch Chief Accountant


Via facsimile:  Stephen H. Capp, CFO
		(702) 784-7778